Sanford C. Bernstein Fund II

Exhibit 77K

On June 14, 2006, KPMG LLP was selected as the Registrant's registered public accounting firm for the 2006 fiscal year. Certain additional information in response to this Item may be found in Amended Exhibit 77K to the Registrant's Form N-SAR filing for the period ending March 31, 2006, which was filed with the Commission on June 8, 2006.